SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RDA Microelectronics, Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

749394 102

(CUSIP Number)

 Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq.
Orrick, Herrington & Sutcliffe
43/F, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
+852-2218-9100

March 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749394 102	Page 2 of 28 Pages

1.	Names of Reporting Persons.

Coolsand Holdings Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,000,000*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.2%**

14.	Type of Reporting Person (See Instructions)

CO

___________________
*   Such amount convertible into 2,500,000 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer's Register of Members dated of March 23, 2012.

CUSIP No. 749394 102	Page 3 of 28 Pages

1.	Names of Reporting Persons.

Warburg Pincus Private Equity VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		84,356,461*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

84,356,461*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

84,356,461*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

29.2%**

14.	Type of Reporting Person (See Instructions)

PN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 14,059,410 ADS of the Issuer.  Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 4 of 28 Pages

1.	Names of Reporting Persons.

Warburg Pincus Netherlands Private Equity VIII I, C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Netherlands

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		17,010,333*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

17,010,333*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,010,333*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.9%**

14.	Type of Reporting Person (See Instructions)

PN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 2,835,055 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 5 of 28 Pages

1.	Names of Reporting Persons.

WP-WPVIII Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,201,032*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,201,032*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,201,032*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.3%**

14.	Type of Reporting Person (See Instructions)

PN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 2,533,505 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 6 of 28 Pages

1.	Names of Reporting Persons.

Warburg Pincus International Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		83,599,194*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

83,599,194*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

83,599,194*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

28.9%**

14.	Type of Reporting Person (See Instructions)

PN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 13,933,199 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 7 of 28 Pages

1.	Names of Reporting Persons.

Warburg Pincus Netherlands International Partners I, C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Netherlands

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		17,862,713*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

17,862,713*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,862,713*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

6.2%**

14.	Type of Reporting Person (See Instructions)

PN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 2,977,118 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 8 of 28 Pages

1.	Names of Reporting Persons.

WP-WPIP Investors L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,105,919*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,105,919*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,105,919*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.2%**

14.	Type of Reporting Person (See Instructions)

PN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 2,517,653 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 9 of 28 Pages

1.	Names of Reporting Persons.

WP-WPVIII Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,201,032*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,201,032*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,201,032*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.3%**

14.	Type of Reporting Person (See Instructions)

OO

___________________
*    Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 2,533,505 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 10 of 28 Pages

1.	Names of Reporting Persons.

WP-WPIP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,105,919*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,105,919*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,105,919*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.2%**

14.	Type of Reporting Person (See Instructions)

OO

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 2,517,653 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 11 of 28 Pages

1.	Names of Reporting Persons.

Warburg Pincus Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%**

14.	Type of Reporting Person (See Instructions)

OO

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 26,355,940 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 12 of 28 Pages

1.	Names of Reporting Persons.

Warburg Pincus & Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%**

14.	Type of Reporting Person (See Instructions)

PN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 26,355,940 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 13 of 28 Pages

1.	Names of Reporting Persons.

Warburg Pincus LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%**

14.	Type of Reporting Person (See Instructions)

OO

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 26,355,940 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 14 of 28 Pages

1.	Names of Reporting Persons.

Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%**

14.	Type of Reporting Person (See Instructions)

IN

___________________
*  Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 26,355,940 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

CUSIP No. 749394 102	Page 15 of 28 Pages

1.	Names of Reporting Persons.

Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652*
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%**

14.	Type of Reporting Person (See Instructions)

IN

___________________
*   Such amount includes 15,000,000 Ordinary Shares held by Coolsand Holdings Co., Ltd. (“Coolsand”), which the above-named reporting person may, by virtue of its relationship with Coolsand and the other reporting persons in this Schedule 13D, be deemed to share voting power, dispositive power and beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, and is convertible into 26,355,940 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

** Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012.

Item 1.    Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of RDA Microelectronics, Inc., a Cayman Islands company (the “Company”), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  American Depositary Shares (each an “ADS”) of the Company are listed on the Nasdaq Stock Market under the symbol “RDA”.  Each ADS represents six Ordinary Shares.  The principal executive offices of the Company are located at 6/F, Building 4, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China.

The Warburg Pincus Reporting Persons (as defined below) and Coolsand (as defined below) are filing this Schedule 13D to amend, restate and replace the statements on Schedule 13G, with respect to the Ordinary Shares filed by the Warburg Pincus Reporting Persons with the Securities and Exchange Commission on February 9, 2011, and amended on February 13, 2012 pursuant to the provisions of Rule 13d-1(d) under the Exchange Act.

This Schedule 13D is being filed by the Warburg Pincus Reporting Persons and Coolsand as a result of (i) the acquisition of 15,000,000 Ordinary Shares by Coolsand; and (ii) the addition of Coolsand, as a Reporting Person.

Item 2.    Identity and Background

(a)           This Schedule 13D is being filed by (i) Coolsand Holding Co. Ltd., a Cayman Islands company (“Coolsand”), (ii) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”); (iii) Warburg Pincus Netherlands Private Equity VIII I, C.V., a company organized under the laws of the Netherlands (“WPVIII Netherlands”); (iv) WP-WPVIII Investors, L.P., a Delaware limited partnership (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.) (“WPVIII Investors”); (v) Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP “); (vi) Warburg Pincus Netherlands International Partners I, C.V., a company organized under the laws of the Netherlands (“WPIP Netherlands”); (vii) WP-WPIP Investors L.P., a Delaware limited partnership (as successor in interest to Warburg Pincus Germany International Partners, K.G.) (“WPIP Investors” and, together with WP VIII, WPVIII Netherlands, WPVIII Investors, WPIP and WPIP Netherlands, the “Warburg Pincus Investors”); (viii) WP-WPVIII Investors LLC, a Delaware limited liability company (“WPVIII Investors LLC”), the general partner of WPVIII Investors; (ix) WP-WPIP Investors LLC, a Delaware limited liability company (“WPIP Investors LLC”), the general partner of WPIP Investors; (x) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), the general partner of each of WP VIII, WPVIII Netherlands, WPIP and WPIP Netherlands, and the sole member of each of WPVIII Investors LLC and WPIP Investors LLC; (xi) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners; (xii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages each of the Warburg Pincus Investors; and (xiii) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-President and Managing Member of WP LLC and who may be deemed to control the Warburg Pincus Investors, WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP and WP LLC.  The Warburg Pincus Investors own 100% of WP Microelectronics Holdings Ltd., a British Virgin Islands company, and Risetime Enterprises Limited, a British Virgin Islands company, which are direct holders of 97.3% of the outstanding shares of Coolsand.

The Warburg Pincus Investors, WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons”.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Warburg Pincus Reporting Persons or Coolsand or any of their affiliates is the beneficial owner of any Ordinary Shares or ADS for purposes of Section 13(d) of the Exchange Act or for any other purpose.  Any disclosures herein with respect to persons other than the Warburg Pincus Reporting Persons and Coolsand are made on information and belief after making inquiry to the appropriate party.  The agreement among the Warburg Pincus Reporting Persons and Coolsand to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the “Joint Filing Agreement”), dated April 10, 2012, is attached hereto as Exhibit 99.1.

 (b)          The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.  The address of the principal business and principal office of Coolsand is Suite A, 31/F, Building B, NEO Plaza, 6009 Shennan Zhong Road, FuTian, Shenzhen, 518048, People’s Republic of China.  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Coolsand is set forth on Schedule I hereto, which is incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each general partner of WP and each member and managing director of WP LLC is set forth on Schedule II hereto, which is incorporated herein by reference.

(c)           The principal business of Coolsand is that of the sale of baseband products.  The principal business of the Warburg Pincus Investors is that of making private equity and related investments.  The principal business of WPVIII Investors LLC and WPIP Investors LLC is acting as the general partner of WPVIII Investors and WPIP Investors, respectively.  The principal business of WP is acting as the managing member of WP Partners.  The principal business of WP Partners is acting as general partner to certain private equity funds, including the Warburg Pincus Investors, and as the sole member of WPVIII Investors LLC and WPIP Investors LLC.

The principal business of WP LLC is managing certain private equity funds, including the Warburg Pincus Investors.  The principal business of each of Messrs. Kaye and Landy is acting as a Managing General Partner of WP and as a Co-President and Managing Member of WP LLC.  The principal occupation of each of the directors and executive officers of Coolsand is set forth on Schedule I attached hereto.  The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule II, attached hereto.

(d)   During the last five years, none of the Warburg Pincus Reporting Persons and Coolsand and, to the knowledge of the Warburg Pincus Reporting Persons and Coolsand, none of the directors, executive officers, general partners or members named on Schedule I or on Schedule II, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Warburg Pincus Reporting Persons and Coolsand and, to the knowledge of the Warburg Pincus Reporting Persons and Coolsand, none of the directors, executive officers, general partners or members named on Schedule I or on Schedule II, respectively, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)           Coolsand is a company incorporated under the laws of the Cayman Islands.  WP VIII, WP VIII Investors, WPIP and WPIP Investors are each limited partnerships organized under the laws of the State of Delaware. WP VIII Netherlands and WPIP Netherlands are limited partnerships organized under the laws of the Netherlands. WPVIII Investors LLC and WPIP Investors LLC are each limited liability companies organized under the laws of the State of Delaware. WP Partners and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York.  Messrs. Kaye and Landy are citizens of the United States of America and, except as otherwise indicated on Schedule I and Schedule II hereto, each of the individuals referred to on Schedule I and Schedule II hereto is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

In 2004, 2005, 2006 and 2007, prior to the Company's initial public offering (the “IPO”), the Warburg Pincus Investors acquired Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible redeemable preferred shares of RDA Microelectronics (BVI) Inc. (“RDA Micro BVI”), the Company’s predecessor entity.  In 2008, in preparation for the IPO, the Company was established and these shares of RDA Micro BVI were exchanged for Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series C convertible redeemable preferred shares, respectively, of the Company. Upon the closing of the IPO on November 15, 2010, these shares automatically converted into 142,625,365 Ordinary Shares of the Company. No additional consideration was paid upon the conversion of these shares.  On January 4, 2012, pursuant to the share purchase agreement (the “Share Purchase Agreement”) dated December 25, 2011 by and between the Warburg Pincus Investors and Century First Limited, a British Virgin Islands company (“Century First”), the Warburg Pincus Investors purchased from Century First 510,287 Ordinary Shares of the Company at a purchase price of US$1.75 per Ordinary Share in a private placement. Century First is wholly owned by Ms. Pikwah Tse, who is the mother-in-law of Mr. Vincent Tai, chairman of the board of directors and chief executive officer of the Company. Upon the closing of the transactions described above, the Warburg Pincus Investors held an aggregate of 143,135,652 Ordinary Shares of the Company (the “WP Shares”).  All of the funds required to acquire the WP Shares were furnished from the capital contributions from the respective limited partners of the Warburg Pincus Investors.

On March 22, 2012, pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated March 22, 2012 by and among Coolsand, Coolsand Technologies (Hong Kong) Limited, Masshall Limited (collectively, the “Sellers”) and the Company, the Company purchased all intellectual property assets and intellectual property contracts of the Sellers for consideration of US$46,000,000, comprising of US$20,175,000 in cash and the issuance of 15,000,000 Ordinary Shares of the Company with a market value of US$25,825,000, as determined based on the closing trading price of the Company’s ADS, each representing six Ordinary Shares, at the Nasdaq Stock Market on March 21, 2012, to the Sellers in a private placement.  The Sellers agreed to designate Coolsand to receive 15,000,000 Ordinary Shares of the Company.  Upon the closing of the transaction described above, Coolsand holds an aggregate of 15,000,000 Ordinary Shares of the Company (the “Coolsand Shares”).  The Sellers and the Company subsequently entered into an acknowledgment and confirmation (the “Acknowledgment and Confirmation”) on March 31, 2012 to clarify the parties' agreement on the composition of the US$20,175,000 of cash consideration.

Copies of the Share Purchase Agreement, the Asset Purchase Agreement and the Acknowledgment and Confirmation are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4. The descriptions of the abovementioned documents contained herein are qualified in their entirety by reference to Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, which are incorporated herein by reference.

Item 4.    Purpose of Transaction

The acquisition by the Warburg Pincus Investors of the WP Shares and the acquisition by Coolsand of the Coolsand Shares as described herein, were effected because of the Warburg Pincus Reporting Persons and Coolsand’s belief that the Ordinary Shares of the Company represented, and continue to represent, an attractive investment.  The Warburg Pincus Investors directly own, and WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy may be deemed to beneficially own, the WP Shares as an investment. Coolsand directly owns, and the Warburg Pincus Reporting Persons may be deemed to beneficially own, the Coolsand Shares as an investment. Depending on prevailing market, economic and other conditions, the Warburg Pincus Reporting Persons and Coolsand, may from time to time acquire additional Ordinary Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions and direct acquisitions from the Company or otherwise.  The Warburg Pincus Reporting Persons and Coolsand intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons and Coolsand, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Share Purchase Agreement

The description of the Share Purchase Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4.

Asset Purchase Agreement

The description of the Asset Purchase Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4.

Acknowledgment and Confirmation

The description of the Acknowledgment and Confirmation set forth in Item 3 is hereby incorporated by reference in this Item 4.

Shareholders Agreement

On February 25, 2010, the Warburg Pincus Investors, the Company and certain other shareholders and affiliated entities of the Company entered into a Second Amended and Restated Shareholders Agreement (the “Shareholders Agreement”), a copy of which is attached as Exhibit 99.5 hereto.  Pursuant to the Shareholders Agreement, the Company agreed to provide certain shareholders, including the Warburg Pincus Investors, with certain registration rights in respect of the Ordinary Shares held by the Warburg Pincus Investors.

The description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit 99.5, which is incorporated herein by reference.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Warburg Pincus Reporting Persons and Coolsand nor, to the knowledge of the Warburg Pincus Reporting Persons and Coolsand, any of the persons set forth on Schedule I and Schedule II, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)           The percentages used herein are calculated based upon 289,326,142 Ordinary Shares the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of March 23, 2012 .
Coolsand is the direct holder of 15,000,000 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares. The Warburg Pincus Investors own 100% of Microelectronics Holdings Ltd. and Risetime Enterprises Limited, which are direct holders of 97.3% of the outstanding shares of Coolsand.  The Warburg Pincus Reporting Persons, by virtue of their relationship with Coolsand and with each other, may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to share voting power, dispositive power and beneficial ownership of the 15,000,000 Ordinary Shares held by Coolsand, as further described below.

WPVIII Investors LLC is the general partner of WPVIII Investors and may be deemed to beneficially own 15,201,032 Ordinary Shares, representing approximately 5.3% of the outstanding Ordinary Shares. WPIP Investors LLC is the general partner of WPIP Investors and may be deemed to beneficially own 15,105,919 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares.

Due to their respective relationships with the Warburg Pincus Investors, Coolsand and each other, each of WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy may be deemed to beneficially own, in the aggregate, 158,135,652 Ordinary Shares, representing approximately 54.7% of the outstanding Ordinary Shares.  As the general partner of WP VIII Investors, WP VIII Investors LLC may be deemed to beneficially own the Ordinary Shares held by WP VIII Investors.  As the general partner of WPIP Investors, WPIP Investors LLC may be deemed to beneficially own the Ordinary Shares held by WPIP Investors.  Each of WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares to which they do not have a pecuniary interest.  Each of the Warburg Pincus Investors disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Coolsand Shares.  Coolsand disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares other than the Coolsand Shares.

(b)           Please see Items 7, 8, 9, 10, 11, and 13 of each cover sheet for Coolsand and for each Warburg Pincus Reporting Person. Neither the present filing nor anything contained in this item 5 shall be construed as an admission that any combination of Warburg Pincus Reporting Persons and Coolsand constitutes a “group” for any purpose.  Each Warburg Pincus Reporting Person disclaims beneficial ownership of securities held by Coolsand and each other Warburg Pincus Reporting Person.  Coolsand disclaims beneficial ownership of securities held by each of the Warburg Pincus Reporting Persons.

(c)            Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Warburg Pincus Reporting Persons and Coolsand or any persons set forth on Schedule I and Schedule II hereto during the sixty days before the date of this Schedule 13D.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons and Coolsand have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The Share Purchase Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Century First in this Schedule 13D is qualified in its entirety by reference to the Century First, a copy of which is attached hereto as Exhibit 99.2.

The Asset Purchase Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Asset Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is attached hereto as Exhibit 99.3.

The Acknowledgment and Confirmation is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Acknowledgment and Confirmation in this Schedule 13D is qualified in its entirety by reference to the Acknowledgment and Confirmation, a copy of which is attached hereto as Exhibit 99.4.

The Shareholders Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Shareholders Agreement in this Schedule 13D is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as Exhibit 99.5.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.    Material to be filed as Exhibits

Exhibit 99.1 – Joint Filing Agreement, dated April 10, 2012, among the Warburg Pincus Reporting Persons and Coolsand, relating to the filing of a joint statement on Schedule 13D.

Exhibit 99.2 – Share Purchase Agreement, dated December 25, 2011, among Century First Limited and the Warburg Pincus Investors.

Exhibit 99.3 – Asset Purchase Agreement, dated March 22, 2012, among the Company, Coolsand, Masshall Limited and Coolsand Technologies (Hong Kong) Limited.

Exhibit 99.4 – Acknowledgment and Confirmation, dated March 31, 2012, among the Company, Coolsand, Masshall Limited and Coolsand Technologies (Hong Kong) Limited.

Exhibit 99.5 – Second Amended and Restated Shareholders Agreement, dated February 25, 2010, among the Company, certain of the Company’s ordinary shareholders and all of its preferred shareholders and RDA Microelectronics (BVI) Inc., RDA International, Inc., RDA Technologies Limited, RDA Microelectronics (Shanghai) Co., Ltd. and RDA Microelectronics (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-1 (File No. 333-170063) filed on October 21, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  April 10, 2012

COOLSAND HOLDINGS CO., LTD.

By: /s/ Julian Cheng
Name:  Julian Cheng
Title:    Director

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPVIII INVESTORS, L.P.
By: WP-WPVIII Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPVIII INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPIP INVESTORS L.P.
By: WP-WPIP Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPIP INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Managing Director

CHARLES R. KAYE

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

JOSEPH P. LANDY

By: /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact**

*    The Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** The Power of Attorney given by Mr. Landy was previously filed with the U.S. SEC on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the executive officers and directors of Coolsand Holdings Co., Ltd. (“Coolsand”).  Except as otherwise indicated, the business address of each of such persons is c/o Warburg Pincus Asia LLC, Suite 6703, Two International Finance Centre, 8 Finance Street, Hong Kong.

EXECUTIVE OFFICERS AND DIRECTORS OF COOLSAND

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH COOLSAND, AND POSITIONS WITH THE REPORTING ENTITIES
Julian Cheng (1)*	Director of Coolsand; Member and Managing Director of WP LLC
Gordon (Yi) Ding (2)	Director of Coolsand; Executive Director of Warburg Pincus Asia LLC
William Peng (3)	Director of Coolsand; Executive Director of Warburg Pincus Asia LLC
Chang Q. Sun (1)*	Director of Coolsand; Member and Managing Director of WP LLC

(1)	Citizen of Hong Kong
(2)	Citizen of the People’s Republic of China
(3)	Citizen of the United States

 *  Business address is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

As of April 1, 2012

SCHEDULE II

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Charles Carmel	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Vice-Chairman of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Fred Hassan	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Kenneth Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
Nitin Nayar	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**

_____________________
*           New York limited partnership; primary activity is ownership interest in WP
**         Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Simon Begg (1)	Member and Managing Director of WP LLC
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Paul Best (1)	Member and Managing Director of WP LLC
Charles Carmel	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (2)	Member and Managing Director of WP LLC; Director of Coolsand
Miao Chi (3)	Member and Managing Director of WP LLC
Stephen J. Coates (1)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Vice-Chairman of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (1)	Member and Managing Director of WP LLC
Simon Eyers (1)	Member and Managing Director of WP LLC
Dai Feng (2)	Member and Managing Director of WP LLC
Robert Feuer (4)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Fred Hassan	Member and Senior Advisor of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Kenneth Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Senior Advisor of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (2)	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
Nitin Nayar	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (3)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP

Lars Singbartl (7)	Member and Managing Director of WP LLC
Chang Q. Sun (2)	Member and Managing Director of WP LLC; Director of Coolsand
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Somit Varma (5)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (2)	Member and Managing Director of WP LLC
Jeremy S. Young (1)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Yue Zhiming (2)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of United Kingdom
(2)	Citizen of Hong Kong
(3)	Citizen of Canada
(4)	Citizen of Hungary
(5)	Citizen of India
(6)	Citizen of Italy
(7)	Citizen of Germany

As of April 1, 2012